Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-239934

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

Supplement dated June 9, 2022 to the
Statement of Additional Information dated July 30, 2021, as supplemented to date, of NB Crossroads Private Markets Access Fund LLC

This supplement amends certain information in the Statement of Additional Information, dated July 30, 2021, as supplemented to date, of NB Crossroads Private Markets Access Fund LLC (the “Fund”). Unless otherwise indicated, all other information included in the Statement of Additional Information that is not inconsistent with the information set forth in this supplement remains unchanged.

Capitalized terms not otherwise defined in this supplement have the same meaning as in the Statement of Additional Information.

Effective immediately, the following changes are made to the Statement of Additional Information:

The section “Investment Practices and Techniques — Responsible Avoidance Policy” is deleted in its entirety and replaced with the following:

Responsible Avoidance Policy. The Adviser had adopted the following policies with respect to new Private Market Assets investment opportunities made by the Fund (the “Responsible Avoidance Policy”):

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Human Rights, Labor, Environment and Anti-Corruption. The Adviser will not knowingly directly invest in a company in violation of the United Nations Global Compact (UNGC) Principles in regards to human rights, labor, the environment and anti-corruption - whether through child labor, human trafficking, forced labor or otherwise.

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Sanction-related. The Adviser is committed to complying with all applicable economic sanctions to safeguard the future value of any investments, including those issued by the United States through the Office of Foreign Assets Control (OFAC), European Union, United Nations Security Council and Her Majesty’s Treasury (U.K.).

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Controversial Weapons. The Adviser will not knowingly directly invest in companies that are involved in the manufacture of controversial weapons as such involvement presents material risks to the future value of the investment. The Adviser defines involvement in the manufacture of controversial weapons as either being responsible for end manufacture and assembly of controversial weapons, or being responsible for the manufacture of intended use components for controversial weapons. The Adviser does not include dual-use component manufacturers or delivery platform manufacturers. The Adviser defines controversial weapons as:

o	Biological and Chemical Weapons. Weapons outlawed by the Biological and Toxin Weapons Convention of 1972 and the Chemical Weapons Convention of 1993.

o	Anti-Personnel Mines. Weapons that signatories agreed to prohibit the use, stockpiling, production or transfer of under the 1997 Anti-personnel Landmines Convention.

o	Cluster Munitions. Weapons that signatories agreed to restrict the manufacture, use and stockpiling of, as well as components of these weapons, under the 2008 Convention on Cluster Munitions.

o	Depleted Uranium Weapons. Depleted uranium (DU) weapons, ammunition and armor.

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Thermal Coal. The Adviser will generally, unless the Neuberger Berman Environmental, Social, and Governance Committee and the Adviser determine otherwise, not knowingly directly invest in companies that derive more than 25% of revenue from thermal coal mining or are expanding new thermal coal power generation.

With respect to Primary Investments subject to the Responsible Avoidance Policy, the Adviser will generally not invest in a Portfolio Fund whose strategy is misaligned with the Responsible Avoidance Policy and its operative provisions and will also generally seek contractual confirmation (through side letter provisions or other fund governing documents) of a right to be excused from participating in investments made by Portfolio Funds in which the Adviser invests and which would be prohibited by the Responsible Avoidance Policy, provided however that nothing in the Responsible Avoidance Policy shall prevent the Adviser from making an investment even if the Adviser  does not obtain such excuse rights from a Portfolio Fund Manager.

With respect to Direct Investments subject to the Responsible Avoidance Policy, the Adviser will generally assess during its due diligence analysis whether the proposed investee company complies with the Responsible Avoidance Policy and expects to decline to invest in such opportunities that would not be in conformity with the Responsible Avoidance Policy. The Adviser further intends to use commercially reasonable efforts to monitor conformity with the Responsible Avoidance Policy through regular updates and communication with the investee companies and lead general partners for ongoing compliance.

With respect to Secondary Investments subject to the Responsible Avoidance Policy, the Adviser will generally seek to avoid making an investment that would, to its knowledge, result in material exposure to an underlying portfolio company that would be subject to the Responsible Avoidance Policy (and for these purposes, material shall mean, as applicable, (i) when the dedicated secondaries funds managed by the Adviser participate in such transaction, the capital invested into such company by the dedicated secondaries funds, through the Portfolio Fund, represents greater than 1% of the capital commitments of each such dedicated secondaries fund or (ii) where the dedicated secondaries funds managed by the Adviser do not participate in the transaction, the capital invested into such company, through its investment in the Portfolio Fund, represents greater than 1% of the capital commitments of the Fund). Secondary Investments often involve the purchase of one or more limited partnership interests in a Portfolio Fund that already has a diversified portfolio, and the Adviser’s ability to influence the Portfolio Fund Manager is generally limited.

Investors should retain this supplement for future reference.